Exhibit 99.1

NOTICE OF PARTIAL REDEMPTION

NORTH AMERICAN ENERGY PARTNERS INC.
$10,000,000 of Aggregate Principal Amount
of the $75,000,000 Aggregate Principal Amount Outstanding
9.125% Series 1 Senior Unsecured Debentures Due 2017

CUSIP No. 656844AF4 AND 656844AG2
ISIN No. CA656844AF46 and CA656844AG29

NOTICE IS HEREBY GIVEN TO THE HOLDERS OF THE ABOVE-REFERENCED NOTES

Pursuant to Section 4.3 of the Indenture (the “Indenture”), and Section 2.8(c) of the Series 1 Supplemental Indenture (the “Supplemental Indenture”), each dated as of April 7, 2010, by and among North American Energy Partners Inc. (the “Issuer”), its subsidiary guarantors (the “Guarantors”) and BNY Trust Company of Canada, the successor to CIBC Mellon Trust Company, as trustee (the “Trustee”), relating to the above-referenced 9.125% Series 1 Senior Unsecured Debentures Due 2017 (the “Notes”), the Issuer has elected to redeem and will redeem on April 8, 2014 (the "Redemption Date") the redemption amount (as described below) of the $75,000,000 aggregate principal amount of the outstanding Notes at a redemption price of 103.042% of the principal amount of each Note redeemed (the “Redemption Price”), plus accrued and unpaid interest on the Notes to, but not including, the Redemption Date of approximately $0.25 per $1,000 of principal amount of Notes.

The redemption amount, which is the aggregate principal amount of Notes to be redeemed on the Redemption Date, is equal to $10,000,000 aggregate principal amount of Notes.  The record date for the redemption will be April 4, 2014, such that holders of record at the close of business on April 4, 2014 will have Notes redeemed on a pro rata basis as described below.

Pursuant to Section 4.2 of the Indenture, the Notes to be redeemed shall be selected by the Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Notes registered in the name of a holder of Notes (a “Holder”), and as all of the outstanding Notes are held in book-entry form through the facilities of CDS Clearing and Depositary Services Inc. and are registered in the name of CDS & Co. (collectively “CDS”) the Notes held by beneficial Holders to be redeemed shall be selected on a pro rata basis in accordance with CDS’ policies and procedures.  Notes called for redemption must be surrendered by the registered Holder to the Trustee at the following address: BNY Trust Company of Canada, 320 Bay Street, 11th Floor, Toronto, Ontario, M5H 4A6.

On the Redemption Date, pursuant to Section 4.4 of the Indenture, the Redemption Price will become due and payable together with the accrued interest to but excluding the Redemption Date, and from and after such Redemption Date, if monies necessary to redeem the Notes specified in this notice shall have been deposited as provided for in the Indenture, interest on the Notes that are redeemed shall cease.

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Direct inquiries to the Trustee by telephone at 416-933-8501 or by fax at 416-360-1711.

NORTH AMERICAN ENERGY PARTNERS INC. Per: /s/ Jordan Slator Jordan Slator, General Counsel and Secretary